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July 12, 2021
VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Jeff Kauten
Larry Spirgel

Re:	Kaltura, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 4, 2021
File No. 333-253699
Ladies and Gentlemen:
On behalf of Kaltura, Inc. (the “Company”), we are hereby filing an amendment (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1, which was previously filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2021 (“Amendment No. 4” and, as the same may be amended from time to time, the “Registration Statement”). Amendment No. 5 has been revised to reflect the Company’s response to the comment letter to Amendment No. 4 received on May 13, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below the comment included in your letter in bold type, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5, and all references to page numbers in such response are to page numbers in Amendment No. 5.

July 12, 2021

Amendment No. 4 to Registration Statement on Form S-1
Dilution, page 81
1.Tell us how you factored contract cost assets into your calculations of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its net tangible book value calculations to treat contract cost assets as intangible assets and has revised the disclosure on page 83 accordingly.
* * *
We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:	(via email)
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc.
Yaron Garmazi, Chief Financial Officer, Kaltura, Inc.
Michal Tsur, President, Chief Marketing Officer and General Manager, Technology Sector, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Elad Ziv, Meitar | Law Offices
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